IMMEDIATE
4 May 2000
39/00

BHP Third Quarter Profit Report

March 2000
	Quarter Ended
Results Summary	March 2000	February 1999	Change %
Operating revenue ($ million) - Sales revenue	5 123	4 479	+14.4
- Other revenue	302	1 323	-77.2
	5 425	5 802	-6.5
Operating profit attributable to BHP shareholders ($ million)
- Excluding abnormal items	558	46	+1113.0
- Including abnormal items	(46)	418
Basic earnings per share (cents)
- Excluding abnormal items	31.4	2.6	+1107.7
- Including abnormal items	(2.6)	24.0

Significant Features

  a record quarterly profit excluding abnormals;
  significantly higher prices for oil and copper;
  benefits from closure of loss-making businesses;
  profits from the new Laminaria/Corallina and Buffalo oil fields (North West Australia);
  lower exploration expenditure; and
  write-off of HBI plant (Western Australia) and abnormal tax benefit arising from funding arrangements.

Group Results

Change of financial year

Directors announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

The third quarter profit report includes analysis of results for the quarter ended 31 March 2000 compared with the quarter ended 28 February 1999. In this report all references to the corresponding period are to the quarter ended 28 February 1999. The results for the month of December 1999 are discussed as part of the year to date result below.

Results for the four months ended 31 March 2000 and 31 March 1999 have been included as supplementary data on pages 20 and 21.

Quarter Result

Excluding abnormal items, the operating profit after income tax attributable to BHP shareholders was $558 million, an increase of $512 million compared with the corresponding period. This is the highest quarterly profit, excluding abnormal items, in the Company’s history.

Including abnormal items, the operating result after income tax attributable to BHP shareholders was a loss of $46 million, a decrease of $464 million compared with the corresponding period. The result included a net abnormal loss of $604 million comprising a loss of $794 million (after tax) from the write-off of the HBI plant and an associated tax benefit of $190 million arising from funding arrangements.

The result for the corresponding period included a net abnormal profit of $372 million. This comprised a profit of $353 million (after tax) from the sale of BHP’s principal manganese assets and a profit of $173 million (after tax) from the sale of the BHP Power business. These were partly offset by a loss of $154 million (after tax) from the write-off of the Beenup mineral sands assets and provision for closure costs and site rehabilitation costs.

The HBI plant has been written off as a consequence of operational difficulties, a longer commissioning period and uncertainty regarding ultimate plant capacity. In an effort to determine the technical viability of this facility, Directors have approved a plan to spend approximately $46 million to explore several alternatives to resolve the process and operational difficulties. The Company expects that by the end of the calendar year a decision will be made regarding the continued operation of the facility. If a decision is made to cease operations, additional take-or-pay and other liabilities with a present value of up to approximately $1,100 million before tax may be charged to profit at that time. It is expected that such liabilities would be reduced through negotiation and contractual offsets.

Basic earnings per share were 31.4 cents excluding abnormal items and (2.6) cents including abnormal items. Comparative earnings per share for the quarter ended 28 February 1999 were 2.6 cents excluding abnormal items and 24.0 cents including abnormal items.

Major factors affecting operating profit excluding abnormal items

The following major factors affected operating profit after income tax, excluding abnormal items, attributable to BHP shareholders for the quarter ended 31 March 2000 compared with the corresponding period:

Prices

Significantly higher prices after commodity hedging for oil and copper, and higher international steel and LNG prices increased profit by approximately $250 million compared with the corresponding period. These increases were partly offset by lower prices for coal and iron ore which decreased profit by approximately $70 million compared with the corresponding period.

Ceased, Sold and Discontinuing operations

Decisions to close or cease operations including North America copper and the Hartley platinum mine (Zimbabwe) had a favourable effect on results of approximately $80 million compared with the corresponding period. Results from discontinuing Steel operations improved by approximately $40 million compared with the corresponding period.

New operations

Profits from the recently commissioned Laminaria/Corallina and Buffalo oil fields contributed approximately $70 million for the quarter. Profits from diamond sales at the EKATI™ diamond mine (Canada) were approximately $35 million higher than the corresponding period. These were partly offset by increased operating losses of approximately $35 million from HBI Western Australia.

Exploration expenditure

Exploration expenditure charged to profit decreased by approximately $65 million compared with the corresponding period mainly reflecting a reduction in Minerals worldwide exploration.

Volumes

Higher sales volumes, mainly from Petroleum and Steel, have increased profit by approximately $70 million compared with the corresponding period. These were partly offset by lower shipments at Iron Ore (Western Australia) due mainly to cyclonic weather conditions which had an unfavourable effect of approximately $20 million.

Costs

Lower costs of approximately $70 million ($45 million after tax) were achieved during the quarter compared with the corresponding period. These mainly reflected lower borrowing costs due to reduced debt levels.

Exchange rates

Foreign currency fluctuations net of hedging had a favourable effect of approximately $25 million compared with the corresponding period.

Asset sales

Profits from sale of assets were approximately $15 million lower than in the corresponding period.

Year to Date Result

Excluding abnormal items, the operating profit after income tax attributable to BHP shareholders for the ten months ended 31 March 2000 was a profit of $1,462 million, an increase of $957 million or 189.5% compared with the ten months ended 31 March 1999.

Including abnormal items, the result was a profit of $1,210 million, an increase of $333 million compared with the ten months ended 31 March 1999. The year to date result included a net abnormal loss of $252 million comprising:

  a net loss of $604 million (after tax) as reported for the quarter ended 31 March 2000; partly offset by a tax benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company income tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001;

  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands operation; and

  a profit of $80 million (no tax effect) from the sale of PNG petroleum assets in December 1999.

The result for the ten months ended 31 March 1999 included a net abnormal profit of $372 million.

The year to date result included the previously unreported result for the month of December 1999. The operating profit after income tax for December 1999 was $95 million, excluding the abnormal profit on sale of PNG petroleum assets. This result reflected the continuing year to date trend of higher prices for oil and copper. It also included a profit from the sale of the Group’s remaining shareholding in Orbital Engine Corporation Limited. The month was unfavourably affected by the impact of cyclonic weather conditions at Iron Ore and HBI in Western Australia and lower scheduled diamond sales at Ekati.

Basic earnings per share for the ten months to 31 March 2000 were 82.8 cents excluding abnormal items and 68.5 cents including abnormal items. Earnings per share for the ten months to 31 March 1999 were 29.2 cents excluding abnormal items and 50.7 cents including abnormal items.

Dividend

The Board will be considering a dividend at its next meeting on 26 May 2000. Any such dividend would be paid in early July 2000.

Business Results (after income tax)

Quarter ended (1)
	Excluding abnormals			Including abnormals
	M arch 2000 $ Million	February 1999 $ Million	Change %	M arch 2000 $ Million	February 1999 $ Million	Change %
Minerals	298	101	+195.0	(496)	294
Steel	127	47	+170.2	127	47	+170.2
Petroleum	335	85	+294.1	335	85	+294.1
Services	(2)	13		(2)	186
Net unallocated interest	(112)	(127)		(112)	(112)
Group and unallocated items	(91)	(88)		99	(82)
Operating profit before outside equity interests	555	31	+1690.3	(49)	403
Outside equity interests	3	12		3	15
Operating profit attributable to member of the BHP Entity	558	46	+1113.0	(46)	418

(1) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The results of internal currency hedging activities eliminate within Group and unallocated items.

Minerals

Minerals’ result for the quarter, excluding abnormal items, was a profit of $298 million, an increase of $197 million or 195.0% compared with the corresponding period.

Including abnormal items, the result for the quarter was a loss of $496 million compared with a profit of $294 million for the corresponding period. The result included an abnormal loss of $794 million (after tax) following the write-off of the HBI plant. The corresponding period included a profit of $347 million (after tax) from the sale of BHP’s principal manganese assets, partly offset by a loss of $154 million (after tax) from the write-off of the Beenup mineral sands assets, and provision for closure costs and site rehabilitation.

Major factors which contributed to the result, excluding abnormal items, were:

  losses in the corresponding period from closed or ceased operations at North America copper and the Hartley platinum mine;

  higher average copper prices, net of hedging;

  lower exploration expenditure charged to profit, reflecting a significant reduction in worldwide exploration;

  lower unit costs at coal operations in Queensland;

  increased profits from diamond sales at the EKATITM diamond mine which commenced sales in January 1999;

  tax benefiting of certain overseas exploration expenditure; and

  a profit from the sale of rolling stock at iron ore operations in Western Australia.

These were partly offset by:

  significantly lower average US dollar coal prices for Bowen Basin (Queensland) and Illawarra (New South Wales);

  operating losses from HBI Western Australia;

  lower average US dollar iron ore prices; and

  lower iron ore shipments mainly due to cyclonic weather conditions.

Sales revenue was $1,957 million, 10.4% lower than in the corresponding period, mainly due to lower prices and volumes for iron ore, and lower prices for coal, partly offset by higher prices for copper.

The average price booked for copper shipments for the quarter, after hedging and finalisation adjustments, was US$0.80 per pound (February 1999 quarter - US$0.65). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in the current quarter, were $0.3 million unfavourable (February 1999 quarter - $22 million unfavourable).

Unhedged copper shipments not finalised at 31 March 2000 which are expected to be finalised before 30 June 2000 have been brought to account at US$0.80 per pound; shipments to be finalised after 30 June 2000 have been brought to account at US$0.83 per pound. The LME copper spot price on Friday 31 March 2000 was US$0.78 per pound.

As at 31 March 2000, for the three months ending 30 June 2000, 50.5 million pounds of anticipated copper shipments are covered by forward contracts at an average price of US$0.81 per pound. In addition, 71.9 million pounds of anticipated shipments are covered by collar options with a minimum price of US$0.74 per pound and maximum price of US$0.90 per pound, together with 71.9 million pounds of purchased call options at an average price of US$0.90 per pound.

Exploration expenditure was $26 million for the quarter (February 1999 quarter - $66 million), reflecting a reduction in worldwide exploration. The charge against profit was $24 million (February 1999 quarter - $79 million).

Significant developments during the quarter included:

  agreement with Nippon Steel on iron ore prices for the year which commenced 1 April 2000, resulting in a 4.35% increase for fine ore and a 5.77% increase for lump ore; and

  conclusion of annual price negotiations with each of the Japanese steel mills for deliveries of hard coking coal for the year which commenced 1 April 2000, resulting in an average 5% reduction in prices.

Steel

Steel’s results for the quarter was a profit of $127 million, an increase of $80 million or 170.2% compared with the corresponding period. There were no abnormal items in either period.

Major factors which contributed to the result were:

  improved performance from domestic and overseas discontinuing operations;

  higher Australasian export steel prices;

  increased domestic despatches, reflecting strong domestic demand from the construction sector; and

  improved performance from the Asian businesses.

These were partly offset by:

  lower profits from asset sales.

Total steel despatches from all operations for the March 2000 quarter were 1.872 million tonnes, 3.8% below the corresponding period:

  Australian domestic despatches were 0.991 million tonnes, up 8.3%;

  Australian export despatches were 0.540 million tonnes, down 30.4%;

  New Zealand steel despatches were 0.143 million tonnes, up 17.2%; and

  despatches from overseas plants were 0.198 million tonnes, up 48.9%.

Significant developments during the quarter included:

  announcement of the proposed spin out of the Long Products business in the second half of calendar 2000; and

  formation of a joint venture with Nucor Corporation to complete technical development and to licence strip casting technology.

Petroleum

Petroleum’s result for the quarter was a profit of $335 million, an increase of $250 million or 294.1% compared with the corresponding period. There were no abnormal items in either period.

Major factors which contributed to the result were:

  higher average realised oil prices before commodity hedging of A$41.86 per barrel (February 1999 quarter – A$18.07 per barrel), reflecting higher US dollar prices (March 2000 quarter – US$26.37 per barrel; February 1999 quarter – US$11.42 per barrel);

  profits from the new Laminaria/Corallina oil fields and the Buffalo oil field which commenced production in November 1999 and December 1999 respectively;

  higher oil and gas sales volumes; and

  lower exploration expenditure charged to profit.

These were partly offset by:

  a net loss of $52 million for the current quarter from commodity hedging activities. This compares to a net gain of $10 million for the corresponding period on significantly lower volumes. The average realised oil price after commodity hedging was A$38.38 per barrel (February 1999 quarter – A$18.99 per barrel). US dollar realised prices after commodity hedging for the current quarter were US$24.18 per barrel (February 1999 quarter – US$12.01 per barrel); and

  lower profits from the sale of assets.

As at 31 March 2000, for the three months ending 30 June 2000, 4.4 million barrels of potential sales after secondary taxes have been hedged at an average price of US$20.67 per barrel, and 2.6 million barrels are covered by zero cost collar options with a downside average of US$17.75 per barrel and an upside average of US$23.56 per barrel, together with 2.4 million barrels of purchased call options at an average price of US$27.52 per barrel.

Oil and condensate production was 33.9% higher than the corresponding period due to higher production at Bass Strait, the recently commissioned Laminaria/Corallina and Buffalo oil fields and higher production in the North West Shelf due to repairs and maintenance to the Cossack Pioneer in the corresponding period. These were partly offset by the sale of Elang/Kakatua/Kakatua North producing fields (North West Australia), and Kutubu, Gobe and Moran producing fields (Papua New Guinea). In addition there was lower production at Griffin (Western Australia) due to natural field decline and poor weather conditions.

Natural gas production was 6.5% higher. This was largely due to higher production from increased capacity at offshore US facilities, increased demand for Bass Strait gas, and higher nominations for gas from the Bruce field in the UK. These were partly offset by lower gas production in the UK due to the sale of Southern North Sea assets.

Exploration expenditure for the quarter ended 31 March 2000 was $44 million (February 1999 quarter - $81 million) and the charge against profit was $39 million (February 1999 quarter - $62 million) reflecting lower exploration activity in the Gulf of Mexico (USA), Algeria (Africa) and West Africa.

Significant developments during the quarter included:

  approval by the UK Department of Industry and Trade to develop the Keith oil field located in the North Sea;

  approval for the Typhoon oil and gas development in the Gulf of Mexico, with first oil expected in the third quarter of calendar 2001;

  favourable exploration results were recorded on the Mad Dog discovery located in the Atwater Foldbelt in the ultra deep water of the Gulf of Mexico. The appraisal well, located in Green Canyon Block 782 in 4,420 feet of water, reached a total depth of 20,268 feet and encountered 265 net feet of oil pay;

  following approval by the US District court and the expiration of the appeal period, the settlement of the complaint brought against BHP by the State of Hawaii has now been completed. The completion of the settlement, which was originally announced on 23 November 1999, has resulted in the dismissal of BHP from the antitrust law suit; and

  BHP entered into a Joint Venture Agreement with Total Exploration Production USA, Inc. (Total) covering 21 leases owned by BHP in the Walker Ridge Area of the Gulf of Mexico. Under the terms of this agreement, Total will earn a 30 per cent interest in the Chinook and Klondike Prospects with an option to earn a 30 per cent interest in the Cascade Prospect.

Services

Services’ result for the quarter, excluding abnormal items, was a loss of $2 million, a decrease of $15 million compared with the corresponding period due mainly to higher insurance claims in the March 2000 quarter.

The corresponding period included an abnormal profit of $173 million (after tax) from the sale of the BHP Power business. There were no abnormal items in the current period.

A significant event during the quarter was the sale of the bulk carrier Iron Spencer.

Net Unallocated Interest

Net Unallocated Interest expense was $112 million for the quarter compared with $127 million for the corresponding period. This decrease was mainly due to lower debt levels in the current quarter and overseas interest expense in the corresponding period for which no tax deduction was available. These were partly offset by lower interest income, lower capitalised interest, and higher interest rates in the US and Australia.

Group and unallocated items

Excluding abnormal items, the result for Group and unallocated items was a loss of $91 million for the quarter compared with a loss of $88 million for the corresponding period.

Including abnormal items, the result for the quarter was a profit of $99 million compared with a loss of $82 million for the corresponding period. The current quarter included a $190 million tax benefit arising from funding arrangements related to HBI Western Australia. The corresponding period included a $6 million (after tax) profit on early close out of internal hedge transactions following the sale of the manganese assets.

Outside equity interests

Outside equity interests’ share of operating profit increased due mainly to improved results from the Asian steel businesses and Ok Tedi copper.

Consolidated Financial Results - Quarter

	Quarter ended
	March 2000 $ Million	February 1999 $ Million	Change %
Operating revenue
Sales	5 123	4479	+14.4
Interest revenue	12	56	-78.6
Other revenue	290	1267	-77.1
	5 425	5802	-6.5
Operating profit including abnormal items, before depreciation, amortisation and borrowing costs	465	1247	-62.7
Deduct: Depreciation and amortisation	582	566	+2.8
Borrowing costs (1)	156	170	-8.2
* Operating (loss)/profit before income tax (a)	(273)	511
Add/(Deduct): **Income tax benefit/(expense) attributable to operating profit (a)	224	(108)
Operating (loss)/profit after income tax	(49)	403
Add: Outside equity interests in operating (loss)/ profit after income tax	3	15
Operating (loss)/profit after income tax, attributable to members of the BHP entity	(46)	418
(a) The operating profit after income tax, attributable to members of the BHP Entity comprises:
* Operating profit before abnormal items and income tax	865	181	+377.9
** Income tax expanse attributable to operating profit before abnormal item	(310)	(150)
Operating profit after income tax before abnormal items	555	31	+1690.3
Outside equity interests in operating profit after income tax before abnormal items	3	15
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	558	46	+1113.0
* Abnormal items included in operating
Profit before income tax	(1 138)	330
** Abnormal income tax benefit	534	42
Abnormal items after income tax	(604)	372
Operating (loss)/profit after income tax, attributable to members of the BHP Entity	(46)	418
Average A$/US$ hedge settlement rate	63c	63c
(1) capitalised interest of	-	$52m

Consolidated Financial Results - Quarter

Revenue

Sales revenue of $5 123 million increased by $644 million or 14.4% compared with the corresponding period. Other revenue, including interest income, decreased by $1 021 million, reflecting lower proceeds from asset sales. Total operating revenue decreased by $377 million to $5 425 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $16 million to $582 million. The charge for the quarter reflects higher depreciation following commissioning of the Laminaria and Buffalo oil fields, and higher Petroleum production. The corresponding period included depreciation on businesses now closed, ceased or sold.

Borrowing costs

Borrowing costs decreased by $14 million to $156 million, mainly due to lower funding levels partly offset by lower capitalised interest and higher interest rates in the US and Australia.

Income Tax Expense

Excluding abnormal items, income tax expense of $310 million was $160 million higher than for the corresponding period. The charge for the quarter represented an effective tax rate of 35.8% (February 1999 quarter – 82.9%) which approximates the nominal Australian tax rate of 36%.

Consolidated Financial Results – Year to date

	Ten months ended 31 March
	2000 $ Million	1999 $ Million	Change %
Operating revenue
Sales	16042	16037
Interest revenue	64	167	-61.7
Other revenue	1217	1 807	-32.7
	17 323	18 011	-3.8
Operating profit including abnormal items, before depreciation, amortisation and borrowing costs	3 451	3 856	-10.5
Deduct: Depreciation and amortisation	1 721	1 820	-5.4
Borrowing costs (1)	566	596	-5.0
*Operating profit before income tax (a)	1 164	1 440	-19.2
Add/(Deduct): **Income tax benefit/(expense) attributable to operating profit (a)	21	(563)
Operating profit after income tax	1 185	877	+35.1
Add: Outside equity interests in operating profit after income tax	25	-
Operating profit after income tax, attributable to members of the BHP entity	1 210	877	+38.0
(a) The operating profit after income tax, attributable to members of the BHP Entity comprises:
* Operating profit before abnormal items And income tax	2222	1 110	+100.2
** Income tax expense attributable to operating profit before abnormal items	(785)	(605)
Operating profit after income tax before abnormal items	1437	505	+184.6
Outside equity interests 'm operating profit after income tax before abnormal items	25	-
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	1 462	505	+189.5
* Abnormal items included in operating Profit before income tax	(1 058)	330
** Abnormal income tax benefit	806	42
Abnormal items after income tax	(252)	372
Operating profit after income tax, attributable to members of the BHP entity	1 210	877
Average A $/US$ hedge settlement rate	64c	62c
(1) Excludes capitalised interest of	$18m	$189m

Statutory Information

	Quarter ended		Year to date
	March 2000	February 1999	March 2000	March 1999
Basic earnings per share (cents) (1)
- Excluding abnormal items	31.4	2.6	82.8	29.2
- Including abnormal items	(2.6)	24.0	68.5	50.7
Basic earnings per American Depositary Share (US cents)(2)
- Excluding abnormal items	38.1	3.2	100.4	37.0
- Including abnormal items	(3.2)	29.8	83.0	64.3

  Based on operating profit after income tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares was 1,776,451,780 (1999 - 7,739,022,648) for the quarter and 1,765,268,662 (1999 - 1,729,865,892) for the ten months. The weighted average number of shares for the comparative quarter and year to date excludes 338,066,630 shares held by the Beswick Group which bought back and cancelled in March 1999.
  Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Friday 31 March 2000 as certified by the Federal Reserve Bank of New York A$1=US$0.6062 (1999 A$1=US$0.6340). For the February 1999 quarter, the noon buying rate on Friday 26 February 1999 was $A1=US$0.6205.

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are unaudited. The Company has a formally constituted Audit Committee of the Board of Directors.

This report is made in accordance with a resolution of the Board of Directors.

R A St John
Company Secretary
The Broken Hill Proprietary
Company Limited

******

For information contact:

Media Relations:

Mandy Frostick:
(BH) (61 3) 9609 4157
(AH): (61 3) 9687 6651
Mobile: (61) 0419 546 245
Email: frostick.mandy.mj@bhp.com.au

Investor Relations:

Robert Porter:
(BH) (61 3) 9609 3540
Email:porter.robert.r@bhp.com.au

Pierre Hirsch:
(BH) (1 415) 774 2030
Email:hirsch.pierre.pl@bhp.com.au

Supplementary Information - Segment Results (Quarter)

Quarterly comparison - March 2000 with February 1999(1)(2)
Quarter ended 31 March 2000

Operating Revenue(3) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA(4)	amort'n	costs	EBIT (5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
1 957	220	2 177	Minerals	639	(200)		439	(141)	(794)	(496)
1 815	39	1 854	Steel	306	(132)		174	(47)	-	127
1 385	16	1 401	Petroleum	766	(239)		527	192)		335
385	14	399	Services	6	(9)		(3)	1		(2)
-	9	9	Net unallocate dinterest	9	-	(156)	(147)	35		(112)
(67)	4	(63)	Group and unallocated items (7)	(123)	(2)	-	(125)	34	190	99
5 123	302	5 425	BHP Group	1603	(582)	(156)	865	(310)	(604)	(49)

Quarter ended 28 February 1999
Operating Revenue (3) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (4)	amort'n	costs	EBIT (5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
2 185	674	2 859	Minerals	473	(226)		247	(146)	193	294
1720	53	1 773	Steel	175	(119)		56	(9)	-	47
662	62	724	Petroleum	333	(201)		132	(47)	-	85
497	506	1003	Services	36	17)		19	(6)	173	186
-	27	27	Net unallocated interest	27	-	(170)	(143)	16	-	(127)
(115)	1	(114)	Group and unallocated items (7)	(127)	(3)		(130)	42	6	(82)
4479	1323	5902	BHP Group	917	(566)	(170)	191	(150)	372	403

(1) Before outside equity interests.

(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel, and Petroleurn to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.

(3) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(4) EBITDA is earnings before borrowing costs, income tar, and depreciation and amortisation.
(5) Result for all Businesses except Net unallocated interest is EBIT (earnings before borrowing costs and income tax).
(6) Tax benefit on March 2000 abnormal items: Minerals $344 million and Group and unallocated items $190 million.
(7) Includes consolidation adjustments and unallocated items.

(8) Following adoption of AASB 1036: Borrowing costs, February 1999 figures have been restated to include ancillary borrowing costs within Net unallocated interest. These costs were previously included in Business results.

(9) Tax benefit/(expense) on February 1999 abnormal items: Minerals $44 million, Services $1 million and Group $(3) million.

Supplementary Information - Segment Results (Quarter)

Quarterly comparison - March 2000 with November 1999(1)
Quarter ended 31 March 2000

Operating Revenue(2) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBIT (4)	Income tax excluding abnormal items	Abnormal items after income tax (5)	Operating profit including abnormals after tax
1 957	220	2 177	Minerals	639	(200)		439	(141)	(794)	(496)
1 815	39	1 854	Steel	306	(132)		174	(47)	-	127
1 385	16	1 401	Petroleum	766	(239)		527	192)		335
385	14	399	Services	6	(9)		(3)	1		(2)
-	9	9	Net unallocate dinterest	9	-	(156)	(147)	35		(112)
(67)	4	(63)	Group and unallocated items (6)	(123)	(2)	-	(125)	34	190	99
5 123	302	5 425	BHP Group	1603	(582)	(156)	865	(310)	(604)	(49)

Quarter ended 30 November 1999
Operating Revenue (2) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBIT (4)	Income tax excluding abnormal items	Abnormal items after income tax (7)	Operating profit including abnormals after tax
2 037	55	2 092	Minerals	563	(206)	-	357	(99)	49	307
1 872	9	1 881	Steel	267	(105)	-	162	(56)	63	169
888	29	917	Petroleum	518	(155)	-	363	(123)	49	289
437	35	472	Services	32	(9)	-	23	(6)	5	22
-	4	4	Net unallocated interest	4	-	(187)	(183)	45	(4)	(142)
(55)	38	(17)	Group and unallocated items (6)	(60)	(3)	-	(63)	26	(2)	(39)
4 802	170	4 972	BHP Group	1 324	(478)	(187)	659	(213)	160	606

(1) Before outside equity interests.
(2) Operating revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, income tar, and depreciation and amortisation.
(4) Result for all Businesses except Net unallocated interest is EBIT (earnings before borrowing costs and income tax).
(5) Tax benefit on March 2000 abnormal items: Minerals $344 million and Group and unallocated items $190 million.
(6) Includes consolidation adjustments and unallocated items.

(7) Tax benefit on November 1999 abnormal items: minerals $49 million, Steel $63 million, Petroleum $49 million, Services $5 million, Net unallocated interest $(4) million, Group and unallocated items $(2) million.

Supplementary Information - Segment Results (Year to date)

Quarterly comparison - March 2000 with November 1999(1)
Quarter ended 31 March 2000

Operating Revenue(2) $ Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBIT (4)	Income tax excluding abnormal items	Abnormal items after income tax (5)	Operating profit including abnormals after tax
6 568	466	7 034	Minerals	1 950	(681)	-	1 269	(405)	(745)	119
5 992	76	6 068	Steel	838	(377)	-	461	(149)	63	375
3 563	469	4 032	Petroleum	1 895	(623)	-	1 272	(455)	129	946
1 369	181	1 550	Services	111	(29)	-	82	(11)	5	76
-	43	43	Net unallocate dinterest	43	-	(566)	(523)	127	(4)	(400)
(193)	46	(147)	Group and unallocated items (6)	(328)	(11)	-	(339)	108	300	69
16 042	1 281	17 323	BHP Group	4 509	(1 721)	(566)	2 222	(785)	(252)	1 185

Quarter ended 30 November 1999
Operating Revenue (2) $Million				Operating Profit $ Million

					Dep'n & Borrowing
Sales	Other revenue	Total		EBITDA (3)	amort'n	costs	EBIT (4)	Income tax excluding abnormal items	Abnormal items after income tax (7)	Operating profit including abnormals after tax
7 721	961	8 682	Minerals	2 096	(756)	-	1 340	(613)	193	920
6 450	110	6 560	Steel	795	(392)	-	403	(137)	-	266
2 362	101	2 463	Petroleum	1 096	(598)	-	498	(196)	-	302
1 737	690	2 427	Services	182	(59)	-	123	(23)	173	273
-	107	107	Net unallocated interest	107	-	(596)	(489)	97	-	(392)
(527)	5	(522)	Group and unallocated items (6)	(750)	(15)	-	(765)	267	6	(492)
16 037	1 974	18 011	BHP Group	3 526	(1 820)	(596)	1 110	(605)	372	877

(1) Before outside equity interests.
(2) Operating revenues do not add to the BHP Group figure due to intersegment transactions,
(3) EBITDA is earnings before borrowing costs, income tax, and depreciation and amortisation.
(4) Result for all Businesses except Net unallocated interest is EBIT (earnings before borrowing costs and income tax).

(5) Tax benefit on March 2000 abnormal items: Minerals $393 million, Steel $63 million, Petroleum $49 million, Services $5 million, Net unallocated interest $(4) million, and Group and unallocated items $300 million.

(6) Includes consolidation adjustments and unallocated items
(7) Tax benefit/(expense) on March 1999 abnormal items: Minerals $44 million, Services $1 million and Group $(3) million

Supplementary Information - Business Results

Quarter ended 31 March 2000
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Capital & investment expenditure (3)	Exploration (before tax)

					Gross (4)(5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	315	177	33	4
Coal	714	222	60	13
Hot Briquetted Iron	17	(62)	2	58
Manganese (7)	-	4	-	-
Intra-divisional adjustment	(10)	(2)
	1036	339	95	75
Non Ferrous & Industrial Materials
South America Copper	445	193	60	22
Pacific Copper	195	35	26	8
EKATI TM diamonds	101	72	5	10
Cannington silver-lead-zinc	105	36	12	3
Other Businesses (8)	75	13	-	-
Intra-divisional adjustment	(1)	(1)
	920	348	103	43
Minerals Development	2	(32)	-	1
Divisional Activities	(1)	(16)	2	(3)
	1 957	639	200	116	26	24
Steel
Flat Products	539	89	37	12
Coated Products	881	114	30	4
Discontinuing Operations (9)	832	104	65	8
Intra-divisional adjustment	(466)	12
Divisional activities	29	(13)	-	-
	1 815	306	132	24
Petroleum (10)
Bass Strait	495	281	55	26
North West Shelf	318	233	29	9
Liverpool Bay	140	116	49	7
Other Businesses	433	234	106	35
Marketing activities	415	4	-	-
Intra-divisional adjustment	(334)	-
Divisional activities	(82)	(102)	-	-	31	39
	1 385	766	239	77	31	39
Services	385		9	6	-	-
Net Unallocated Interest	-	9	-	-	-	-
Group and unallocated items	(67)	(123)	2	2	-	-
BHP Group	5 123	1 603	582	225	57	63

(1) (2) (3) (4) (5) (6)

Sales revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before borrowing costs, income tan and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: Minerals $2 million and Petroleum $ 7 million.
Gross exploration for Petroleum of $31 million comprises current period expenditure of $44 million adjusted by $13 million associated with the Typhoon development which has been reclassified from exploration expenditure to capital expenditure.
Includes $2 million Petroleum exploration expenditure previously capitalised, now written off.

(7) (8) (9) (10)

Principal manganese assets were sold in December 1998.
Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation which closed in April 1999 and Hartley platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, and strip casting assets
Petroleum sales revenue includes: Crude oil$996million, Natural gas $122 million, LNG $118 million, LPG $95 million and Other $54 million.

Supplementary Information - Business Results

Quarter ended 28 February 1999 (1)
	Sales revenue (2)	EBITDA (3)(before abnormal items)	Depreciation & amortisation	Capital & investment expenditure (4)	Exploration (before tax)

					Gross (5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	413	207	33	13
Coal	785	222	64	41
Hot Briquetted Iron	-	(7)	-	83
Manganese (7)	41	4	1	2
Intra-divisional adjustment	-	-
	1 239	426	98	139
Non Ferrous & Industrial Materials
South America Copper	342	106	48	63
Pacific Copper	173	22	27	4
EKATI TM diamonds (8)	22	23	9	8
Cannington silver-lead-zinc	109	30	7	6
Other Businesses (9)	295	(45)	32	22
Intra-divisional adjustment	(3)	4
	938	140	123	103
Minerals Development	10	(76)	4	1
Divisional Activities	(2)	(17)	1	3
	2 185	473	226	246	66	79
Steel
Flat Products	506	37	34	21
Coated Products	769	81	36	8
Discontinuing Operations (10)	847	55	49	55
Intra-divisional adjustment	(414)	12	-
Divisional activities	12	(10)	-	-
	1 720	175	119	84	-	-
Petroleum (11)
Bass Strait	190	74	38	78
North West Shelf (12)	137	96	21	24
Liverpool Bay	96	77	52	15
Other Businesses (12)	178	60	89	69
Marketing activities	111	23	1	-
Intra-divisional adjustment	(66)	-
Divisional activities	16	3	-	2	81	62
	662	333	201	188	81	62
Services	497	36	17	7	-	-
Net Unallocated Interest	-	27	-	-	-	-
Group and unallocated items	(115)	(127)	3	6	-	-
BHP Group	4 479	917	566	531	147	141
(1) (2) (3) (4) (5)

These figures have been restated to reflect:
- the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocatcd items. The results of internal currency hedging activities eliminate within Group and unallocated items;
- the outcome of the Steel Portfolio Review; and
- minor adjustments to sales revenue and EBITDA within| Petroleum following the transfer of other sales from Marketing activities to the relevant asset category.
Sales revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before borrowing costs, income tax and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: Minerals $4 million and Petroleum $19million.

(6) (7) (8) (9) (10) (11) (12)

Includes $17 million Minerals exploration expenditure previously capitalised, now written off.
Principal manganese assets were sold in December 1998.
Production at EKATI tm diamond mine commenced in October 1998.
Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubernakers Water, and strip casting assets.
Petroleum sales revenue includes: Crude oil $310million, Natural gas $126million, LPG $82million, LPG$31million and Other $ 113 million.
Laminaria assets are reported in Other Businesses and are no longer part of North West Shelf

Supplementary Information - Business Results

Four months ended 31 March 2000
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Capital & investment expenditure (3)	Exploration (before tax)

					Gross (4)(5)	Charged to profit(6)

Minerals
Steelmaking and Energy Materials
Iron Ore	408	211	44	5
Coal	945	286	81	17
Hot Briquetted Iron	26	(86)	3	61
Manganese (7)	-	4	-	-
Intra-divisional adjustment	(9)	(1)
	1 370	414	128	83
Non Ferrous & Industrial Materials
South America Copper	561	255	77	28
Pacific Copper	228	34	34	9
EKATI TM diamonds	104	77	8	10
Cannington silver-lead-zinc	142	47	15	4
Other Businesses (8)	127	20	2	-
Intra-divisional adjustment	(1)	(2)
	1 161	431	136	51
Minerals Development	3	(54)	3	(3)
Divisional Activities	(2)	(24)	1	(1)
	2 532	767	268	130	40	38
Steel
Flat Products	698	109	49	16
Coated Products	1 135	137	38	6
Discontinuing Operations (9)	1 074	116	79	12
Intra-divisional adjustment	(631)	16	-
Divisional activities	36	(15)	1	-
	2 312	363	167	34	-	-
Petroleum (10)
Bass Strait	635	353	70	42
North West Shelf	388	280	37	12
Liverpool Bay	194	155	66	9
Other Businesses	526	294	136	46
Marketing activities	481	5	-	-
Intra-divisional adjustment	(389)	-
Divisional activities	(109)	(131)	-	-	42	49
	1 726	956	309	109	42	49
Services	501	35	11	6	-	-
Net Unallocated Interest	-	18	-	-	-	-
Group and unallocated items	(86)	(161)	4	3	-	-
BHP Group	6 515	1 978	759	282	82	87

(1) (2) (3) (4) (5) (6)

Sales revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before borrowing costs, income tax and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: Minerals $2 million and Petroleum $11 million.
Gross exploration for Petroleum of$42 million comprises current period expenditure of$55 million adjusted by $13 million associated with the Typhoon development which has been reclassified from exploration expenditure to capital expenditure.
Includes $5 million Petroleum exploration expenditure
previously capitalised, now written off.

(7) (8) (9) (10)

Principal manganese assets were sold in December 1998.
Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter. Beenup mineral sands operation which closed in April 1999 and Hartley platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, and strip casting assets
Petroleum sales revenue includes: Crude oil$1,228 million, Natural gas $165 million, LNG $150 million, LPG $118 million and Other $ 65 million.

Supplementary Information - Business Results

Four months ended 31 March 2000
	Sales revenue (1)	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Capital & investment expenditure (3)	Exploration (before tax)

					Gross (4)	Charged to profit(5)

Minerals
Steelmaking and Energy Materials
Iron Ore	539	271	43	34
Coal	1 048	296	88	48
Hot Briquetted Iron	3	(10)	-	110
Manganese (6)	45	7	1	2
Intra-divisional adjustment	(6)	(1)
	1 629	563	132	194
Non Ferrous & Industrial Materials
South America Copper	459	145	66	73
Pacific Copper	229	40	35	4
EKATI TM diamonds	43	40	13	12
Cannington silver-lead-zinc	117	36	10	8
Other Businesses (7)	418	(51)	42	41
Intra-divisional adjustment	(2)	4
	1 264	214	166	138
Minerals Development	12	(89)	5	2
Divisional Activities	1	(24)	3	-
	2 906	664	306	334	77	89
Steel
Flat Products	707	57	46	32
Coated Products	1 068	109	47	12
Discontinuing Operations (8)	1 191	75	65	69
Intra-divisional adjustment	(598)	11
Divisional activities	18	(15)	-	-
	2 386	237	158	113	-	-
Petroleum (9)
Bass Strait	281	113	54	105
North West Shelf	187	133	24	31
Liverpool Bay	103	73	56	20
Other Businesses	248	82	120	87
Marketing activities	152	23	1	-
Intra-divisional adjustment	(75)	-
Divisional activities	17	1	-	-	97	76
	913	425	255	243	97	76
Services	647	49	21	9	-	-
Net Unallocated Interest	-	32	-	-	-	-
Group and unallocated items	(148)	(183)	5	82	-	-
BHP Group	6 083	1 224	745	781	174	165

(1) (2) (3) (4) (5) (6)

Sales revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before borrowing costs, income tan and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: Minerals $5 million and Petroleum $21 million.
Includes $17 million Minerals exploration expenditure previously capitalised, now written off.
Principal manganese assets were sold in December 1999.

(7) (8) (9)

Includes North America Copper mining and smelting
operations which ceased during the August 1999 quarter, Beenup mineral sands operation which closed in April 1999 and Hartley platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubernakers Water, and strip casting assets.
Petroleum sales revenue includes: Crude oil $444 million, Natural gas $164 million, LNG $111 million, LPG $46 million and Other $148 million.

Restated Financial Information

The tables on pages 22 and 23 have been included to provide selected financial period comparatives which reflect the outcome of the Steel Portfolio Review and minor adjustments to sales revenue and EBITDA within Petroleum following the transfer of ‘other sales’ from marketing activities to the relevant asset category.

Half year ended		$ Million			$ Million
30 November 1999	Sales (1)revenue	EBITDA (2)(before abnormal items)	Depreciation & amortisation	Net assets	Capital & investment expenditure (3)	Exploration (before tax)

						Gross	Charged
						(4)	to profit (5)
Minerals
Steelmaking and Energy Materials
Iron Ore	688	340	68	1991	11
Coal	1332	398	140	1870	41
Hot Briquetted Iron	36	(101)	6	1600	1ll
Manganese (6)	1	2	-	49	-
Intra-divisional adjustment	(16)	(5)		(1)
	2041	634	214	5509	163
Non Ferrous & Industrial Materials
South America Copper	799	338	98	2496	21
Pacific Copper	307	55	so	671	-
EKATI TM diamonds	174	135	20	482	1
Cannington silver-lead-zinc	211	67	22	527	4
Other Businesses (7)	502	30	4	(625)	20
Intra-divisional adjustment	-	-		1
	1993	625	194	3 552	46
Minerals Development	4	(32)	5	280	2
Divisional Activities	(2)	(44)	-	(4)	(3)
	4036	1 193	413	9 337	208	30	25
Steel
Flat Products	1 117	153	70	1 947	22
Coated Products	1699	207	56	1 919	11
Discontinuing Operations (8)	1828	144	84	3072	49
Intra-divisional adjustment	(1 016)	(8)		51)	(22)
Divisional activities	52	(21)	-	(5)
	3680	475	210	6682	60	-	-
Petroleum (9)
Bass Strait	816	457	92	866	96
North West Shelf	384	278	42	1 216	31
Liverpool Bay	182	127	76	445	11
Other Businesses	368	230	103	1 482	94
Marketing activities	553	1	1
Intra-divisional adjustment	342)	-
Divisional activities	(124)	(154)	-	7	-	100	79
	1 837	939	314	4031	232	100	79
Services	868	76	18	121	14	-	-
Net Unallocated Interest	-	25	-	(9 679)	-
Group and unallocated items	(107)	(167)	7	22	14	-	-
BHP Group	9 527	2 531	962	10 514	528	130	104

(1) (2) (3) (4) (5) (6)

Sales revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before borrowing costs, income tax, and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: Minerals $5 million and Petroleum $32 million.
Includes $11 million Petroleum exploration expenditure previously capitalised, now written off.
Principal manganese assets were sold in December 1998.

(7) (8) (9)

Includes North America Copper mining and smelting operations which ceased during the August 1999 quarter, Beenup mineral sands operation, which closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, and strip casting assets.
Petroleum sales revenue includes: Crude oil $1 183 million, Natural gas $172 million, LNO $161 million, LPG $128 million and Other $193 million.

Restated Financial Information

Half year ended		$ Million			$ Million
30 November 1998 (1)	Sales (2)revenue	EBITDA (3)(before abnormal items)	Depreciation & amortisation	Net assets	Capital & investment expenditure (4)	Exploration (before tax)

						Gross	Charged
						(5)	to profit
Minerals
Steelmaking and Energy Materials
Iron Ore	903	490	72	1 709	42
Coal	1 689	582	143	1 989	57
Hot Briquetted Iron (6)	-	25	1	1 912	325
Manganese (7)	238	66	10	331	2
Intra-divisional adjustment	-	-		-
	2 830	1 163	226	5 941	426
Non Ferrous & Industrial Materials
South America Copper	761	256	79	2 520	229
Pacific Copper	378	115	54	773	15
EKATI TM diamonds (8)	-	7	-	572	42
Cannington silver-lead-zinc	178	42	15	546	9
Other Businesses (9)	682	(22)	69	1 619	68
Intra-divisional adjustment	(27)	-		(4)
	1 972	398	217	6 026	363
Minerals Development	20	(87)	7	324	4
Divisional Activities	(7)	(42)	-	73	2
	4 815	1 432	450	12 364	795	115	97
Steel
Flat Products	1 198	175	73	1 878	67
Coated Products	1 797	216	65	2 163	21
Discontinuing Operations (10)	2 107	177	96	3 351	99
Intra-divisional adjustment	(1 095)	9		(52)
Divisional activities	57	(19)	-	63	1
	4 064	558	234	7 403	188	-	-
Petroleum (11)
Bass Strait	470	235	67	812	127
North West Shelf	332	226	48	1 223	47
Liverpool Bay	184	126	92	1 387	45
Other Businesses	321	114	135	2 035	189
Marketing activities	180	(11)	1	14	-
Intra-divisional adjustment	(41)	-
Divisional activities	3	(19)	-	31	-	140	79
	1 449	671	343	5 502	408	140	79
Services	1 090	133	38	497	10	-	-
Net Unallocated Interest	-	75	-	(13 064)	-	-	-
Group and unallocated items	(379)	(567)	10	38	-	-	-
BHP Group	9 954	2 302	1 075	12 740	1 401	255	176

(1) (2) (3) (4) (5) (6)

These figures have been restated to reflect the transfer of internal currency hedging reults from Minerals, Steel and Petroleum to Group and Unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.
Sales Revenues do not add to the BHP Group figure due to intersegment transactions.
EBITDA is earnings before costs, income tax, and depreciation and amortisation.
Excludes capitalised interest and capitalised exploration.
Includes capitalised exploration: minerals $18 million and Petroleum $61 million
Includes profit on sale of Karratha to Port Hedland Natural gas pipeline

(7) (8) (9) (10) (11)

Principal manganese assets were sold in December 1998.
Production at EKATI tm diamond mine commenced in October 1998.
Includes North America Copper mining and smelting Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.
Includes the Long Products business, Newcastle primary steelmaking operations, US steel assets, Lifting Products, Tubemakers Water, and strip casting assets.
Petroleum sales revenue includes: Crude oil $729 million, Natural gas $269 million, LNG $167 million, LPG $87 million and Other $197 million.